

Mail Stop 3010

July 16, 2009

Ezra Beyman
Chief Executive Officer, President and
Chairman of the Board of Directors
Empire American Holdings, LLC
25 Philips Parkway
Montvale, NJ 07645

> **Re: Empire American Realty Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed June 19, 2009**
> **File No. 333-160093**

Dear Mr. Beyman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please provide us with any pictures, graphics or artwork that will be used in the prospectus.

2.   Please note that any sales literature that is to be used in connection with this offering must be submitted to us prior to use, including sales literature intended for broker-dealer use only. Please submit all sales materials proposed to be transmitted to prospective investors, orally or in writing. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any material information or disclosure regarding the offering that is not derived from or disclosed in the prospectus. For guidance, please refer to Item 19.D of Industry Guide 5.

3.   We note that you intend to allocate approximately 15% of your portfolio to investments in real estate-related debt and securities and that your charter does not limit or restrict the percentage of your assets that may be invested in any type of loan in which you may invest. We also note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940 pursuant to Section 3(c)(5)(C). Please provide us with a detailed analysis of this exemption and how your investment strategy will support this exemption. Further, please note that we will refer your response to the Division of Investment Management for further review. If you have questions about this analysis, you may contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840.

4.   Please provide supplemental support for factual assertions in the prospectus and management's assertions. Clearly mark the supplemental materials to highlight the specific information you believe supports the statement referenced. For example only, we note the following statement:

   a.   "Our sponsor has been ranked by the National Multi Housing Counsel in its publication, the NMHC 50, as of January 1, 2009, as the 28th largest U.S. apartment owner and the 24th largest U.S. apartment manager." (page 1)

Questions and Answers about this Offering, page iii

5.   Please eliminate repetitive information from your Q&A section. For example, the second Q&A on page iv regarding your distribution reinvestment program provides essentially the same information as a Q&A on page v. Similarly, you have two Q&As addressing how to subscribe for shares.

How will the payment of fees and expenses affect my invested capital?, page v

6.   You state that you estimate that certain expenses will be approximately 0.5% of the gross offering proceeds raised if you achieve the maximum offering. This amount appears to be inconsistent with the estimated organizational and offering expenses shown in the Use of Proceeds summary on page 5, which is 1% to 3% of gross offering proceeds. Please revise to reconcile these disclosures.

Prospectus Summary

7.   Please provide a brief description of the role of Empire American ALP, LLC, the associated limited partner of the operating partnership, similar to the disclosure you have provided for the manager, the advisor, the operating partnership, and other affiliated parties. Disclose why the associate limited partner will receive incentive fees upon liquidation of your assets or the listing of your common stock on a national securities exchange.

Financing Strategy, page 3

8.   Please revise the second paragraph to clarify how the board will determine the amount of borrowings that will be "reasonable" in relation to your net assets.

Estimated Use of Proceeds, page 5

9.   Please correct the table to state that the total proceeds available for investment in the third column is $850 million. Please also correct the table on page 56.

10.   In footnote 4, you state that you have assumed acquisition expenses of 0.5% of average invested assets, but it appears that the figure in the table shows this to be 0.5% of gross offering proceeds. Please clarify or advise.

Compensation, page 9

11.   We are unclear how organization and offering expenses paid to your advisor are calculated. Based on your disclosure it appears that these expenses are initially calculated as 3% of gross offering proceeds if the minimum offering is achieved and are subsequently reduced to 1% of gross offering proceeds. Please revise your disclosure to clarify at what point organization and offering expenses are reduced from 3% of gross offering proceeds to 1% of gross offering proceeds.

12.   For acquisition fees and expenses, you state that the estimated amount is not determinable. We note, however, that you have included estimated amounts in the Use of Proceeds table on page 56. Please revise the compensation table here and on page 49 to include estimated amounts of these fees. Disclose fees assuming no leverage and assuming the maximum leverage that you may apply to acquisitions. Please see Item 4B of Industry Guide 5.

13.   Please revise your compensation table to provide separate line items for "Acquisition Fees" and "Acquisition Expenses." Your estimate of acquisition expenses should reflect the maximum amount of reimbursement permitted, which appears to be 6% of the gross contract price of the property, as disclosed in footnote (3) on page 56.

Risk Factors, page 14

To hedge against interest rate fluctuations, we may use derivative financial …, page 34

Certain of our business activities are potentially subject to the prohibited …, page 38

14.   Please revise these risk factors to remove the mitigating information regarding how you intend to manage various risks and how you intend to avoid the 100% prohibited transaction tax. Generally, you should limit your Risk Factor section to an identification and brief description of each material risk. You may elaborate on the factors employed to minimize identified material risks elsewhere in the prospectus.

Conflicts of Interest, page 43

Certain of our affiliates will receive substantial fees prior to the payment of dividends to our stockholders, page 44

15.   Please disclose clearly that Ezra Beyman owns 100% of the ownership interests in your sponsor, your advisor, your dealer manager, and your property manager, and that he will also serve as your Chairman, President, and Chief Executive Officer. As a result, he has a direct interest in all fees paid and is also in a position to make decisions about your investments and the payment of fees. Provide similar disclosure in your risk factors related to conflicts of interest.

Charter Provisions Relating to Conflicts of Interest, page 46

Limitations on Operating Expenses, page 47

16.   Please clarify that the limitation on expenses is an ongoing limitation. Please also state the date by which your advisor will reimburse you if necessary and the means by which your advisor will reimburse you. Additionally, describe the

annual process for measuring whether your aggregate total operating expenses exceed the 2% of average invested assets or 25% of net income thresholds.

Compensation Table, page 48

17.   Refer to the Financing Coordination Fee described on page 50. Please revise to describe, by footnote or otherwise, the specific services that your advisor may provide in connection with origination or refinancing.

Prior Performance of Affiliates of Our Sponsor, page 52

18.   Your disclosure in this section contains various embedded lists which make it more difficult for an investor to read and understand. Please revise to present such information in a clear, concise and understandable manner, such as by using bullet points. Please see Rule 421(b).

19.   The narrative discussion of prior performance should include a discussion of the major adverse business developments or conditions experienced by any prior program that would be material to investors in this program. Please revise your disclosure to include such disclosure or advise us that there have been no major adverse business developments or conditions experienced by any prior program or non-program property that would be material to investors. Please see Item 8A(2) of Industry Guide 5. For example, we note the disclosure in Table III of your prior performance tables, which indicates that Empire Asset Group went from positive cash flows in 2006 to negative cash flows in 2007 and 2008.

20.   We note the disclosure in the footnote to Table IV that during 2005 all the investors of Empirian Bay Investors, LLC transferred their investment interests to another program, Empire Asset Group, LLC. Please provide a brief discussion of this event and the reasons for it in this section.

Narrative Summary of Program Properties: January 1, 2003 through March 31, 2009, page 53

21.   From reviewing your prior performance tables, it appears that you have two programs: Empire Asset Group, LLC and Empirian Bay Investors, LLC. Please revise your disclosure in this section to state the number of programs sponsored, the aggregate amount raised from investors, the total number of investors, the percentage of new, used or construction properties, and the number of properties sold. Please see Item 8A(1) of Industry Guide 5.

22.   Please revise to explain the significance of the four different time periods you describe under this heading. It is not clear whether each of these time periods represents a different program.

Ezra Beyman
Empire American Holdings, LLC
July 16, 2009
Page 6

Narrative Summary of Non-Program Properties, page 54

23.   Please tell us whether the sponsor has held complete control over the non-
        program properties since the date of purchase. If not, please explain why you
        believe it is appropriate to include non-program properties for which the sponsor
        shares investment and operating decisions.

24.   If you choose to retain disclosure regarding cash distributions to the sponsor,
        please separately disclose amounts distributed from each category: operations,
        sales, and refinancing proceeds.

Lexford Portfolio, page 54

25.   We note that your sponsor refinanced the Lexford Portfolio for approximately
        $300 million more than the original purchase price. Please revise to briefly
        explain the sponsor's reasons for increasing the debt associated with this
        portfolio.

Use of Proceeds, page 56

26.   Please revise footnote (3) to explain the basis for assuming that acquisition
        expenses will be 0.5% of average invested assets.

Management, page 57

Principals and Key Employees of Empirian Property Management, Inc., page 59

27.   We note that Empire American Management, LLC is your property manager.
        Please explain the role of Empirian Property Management, Inc.

Compensation of Officers, page 62

28.   Please revise to clarify who you consider to be your executive officers.

Our Advisor, page 64

29.   Please provide five years of business experience for Eli Feller. Please see Item
        24(b)(3) and Instruction 1 to Form S-11.

Investment Strategy, Objectives and Policies, page 74

30.   Please provide the disclosure called for by Item 12(d), (e) and (g) of Form S-11.

Investment Strategy, page 74

31.   Please describe your "investment guidelines" in detail.

Our Target Portfolio, page 74

32.   We note your intent to invest approximately 50% of your portfolio in value-added
        properties, 35% in multifamily properties and 15% in real estate-related debt and
        securities. Please additionally disclose your policy as to the amount or percentage
        of assets that will be invested in any specific property or investment. Please see
        Item 13(a)(6) of Form S-11.

Our Target Markets, page 75

33.   We note that you intend to diversify your portfolio by geographic location. Please
        indicate the geographic areas in which you propose to acquire real estate or
        interests in real estate. Please see Item 13(a)(1) of Form S-11.

Investments in and Originating Real Estate-Related Debt and Investments, page 76

34.   Please disclose your portfolio turnover policy. Please also disclose the types of
        properties subject to mortgages in which you propose to invest. Please see Item
        13(b)(2) and (3) of Form S-11.

Investment Approach, page 81

35.   You state that your board may revise our investment policies without the approval
        of your stockholders. Please disclose if stockholders will be notified of such
        revisions and, if so, how and when.

Dispositions, page 81

36.   We note the risk factor on page 29 that suggests you may sell properties by
        providing financing to the purchasers. Please provide additional detailed
        disclosure regarding this aspect of your disposition strategy.

Borrowing Policies, page 82

37.   You state that you do not have agreements or letters of intent in place for any
        financing sources at the current time. Please address this in the Risk Factors
        section or tell us why you believe this is not a material risk to your business,
        particularly considering the current dislocation in the credit markets.

38.   Refer to the carry-over paragraph at the bottom of page 82. Please revise to
        clarify whether there are any formal restrictions on your advisor's ability to
        refinance properties during the term of the loan. In this regard, we note that the

advisor will receive a fee in connection with refinancing. Also, please address this conflict in the Conflicts of Interest disclosure.

Operating Partnership Agreement, page 87

39.   We note that your organizational chart on page 5 identifies Empire American LP, LLC as an "associate limited partner." In addition we note that this entity is entitled to incentive distributions as described in your compensation table. Please revise to disclose whether Empire American LP, LLC holds preferred partnership units or a separate class of limited partnership units that creates its distinct rights. If so, please provide a detailed description of the rights associated with that class of preferred or limited partnership units.

Share Repurchase Program, page 112

40.   Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your proposed share repurchase program and for determining the availability of any exemption under Rule 13e-4 and Regulation 14E. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, *T REIT Inc.* (Letter dated June 4, 2001), *Wells Real Estate Investment Trust II, Inc.* (Letter dated December 3, 2003) and *Hines Real Estate Investment Trust, Inc.* (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions.

41.   We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Market Regulation.

42.   Please disclose the time during which a redemption request may be pending prior to its being granted or rejected. Please see Item 17(7) of Industry Guide 5.

43.   We note the prices at which you may repurchase shares and that your repurchase prices take into account volume discounts. Please also disclose if you take into account the discounts disclosed on page 126 related to sales to "friends and family" and retirements plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 114

Charter and Bylaw Provisions, page 129

Restrictions on Borrowing, page 133

44.   Please provide more details regarding short-term indebtedness that you may incur.

Relationships and Related Transactions, page 141

45.   Please provide the disclosure called for by Item 404(b) of Regulation S-K.

Financial Statements

Notes to Consolidated Financial Statements

1. Organization, page F-6

46.   We note your disclosure that holders of limited partnership units have the right to redeem their units for cash. Explain to us how you have applied the guidance in EITF Topic D-98 in determining that the OP units should be classified within permanent equity.

2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

47.   We note your disclosure that the Company recognizes differences between estimated recoveries and the final billed amounts in the subsequent period. Please explain to us the accounting guidance the Company relied on to develop this policy.

3. Stockholder's Equity

Equity Compensation Plans, page F-12

48.   We note your disclosure indicates that stock-based compensation will be classified within general and administrative expense in the consolidated statements of operations. Please tell us how you have determined that such treatment is consistent with SAB Topic 14F.

Appendix A, page A-1

Prior Performance Tables for Program Properties, page A-1

49.   Please disclose the factors the sponsor considered in determining that the previous programs had similar investment objectives to your investment objectives. Please see Instruction 1 to Appendix II of Industry Guide 5.

50.   Please revise your disclosure regarding the presentation of Table III data to clearly state that Table III is not presented on a GAAP basis but instead is presented on a tax basis as permitted by Industry Guide 5. Additionally, please provide explanations for any significant differences in operating results between accounting for the specific program properties on a tax basis versus a GAAP basis.

Table I, page A-3

51.   The line item figures, other than "Dollar amount offered," should be presented as a percentage of the dollar amount raised. Dollar amounts may also be used provided that the percentages are also included. Please revise accordingly.

52.   Please provide a footnote to explain in more detail the "other wages and commissions" line item. Also, please explain why Empirian Bay Investors, LLC did not incur any expenses associated with its offering.

Table III, page A-5

53.   We note your footnote (i) disclosure that the tax returns for the year ended December 31, 2008 and the three months ended March 31, 2009 have not been filed. Please disclose why such tax returns have not been filed and what effect this may have on the disclosure presented.

Table VI, page II-5

54.   In addition to the number of units disclosure, please also disclose the total square feet of units included in the property.

Item 36. Financial Statements and Exhibits, page II-3

55.   Please file your legal and tax opinions with the next amendment or provide drafts for us to review. We must review the opinions before we declare the registration statement effective and we may have comments on the opinions

Signatures

56.   We note the filing does not include the signature of your controller or principal accounting officer. Please include this signature in an amended Form S-11. If your CFO also serves as the controller or principal accounting officer, your CFO's signature should be captioned as such in your amended filing. See Instructions 1 and 2 to the Signatures section of Form S-11.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Phil Rothenberg at (202) 551-3466 or me at (202) 551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Peter M. Fass, Esq.